# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Servotronics, Inc., CIK 0000089140
CUSIP: 817732100
Title of class of securities: Common Stock, par value $0.20 per share
Address of issuer's principal executive offices: 1110 Maple Street, Elma, New York (NY), 14059-9573
Date of event which requires filing of this statement: 03/25/2025
Filed by CIK 0001915673
Persons authorized to receive notices and communications: STAR EQUITY FUND, LP, 53 Forest Avenue, Suite 101, Old Greenwich, Connecticut (CT), 06870, 203-489-9504

## Reporting persons
- STAR EQUITY FUND, LP (CIK 0001915673): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 152,152; sole dispositive power 152,152; aggregate amount beneficially owned 152,152 (6% of the class)
- STAR EQUITY FUND GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 152,152; sole dispositive power 152,152; aggregate amount beneficially owned 152,152 (6% of the class)
- STAR INVESTMENT MANAGEMENT, LLC (CIK 0001956409): type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); member of a group; source of funds: affiliate funds (AF); sole voting power 152,152; sole dispositive power 152,152; aggregate amount beneficially owned 152,152 (6% of the class)
- STAR EQUITY HOLDINGS, INC. (CIK 0000707388): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 152,152; sole dispositive power 152,152; aggregate amount beneficially owned 152,152 (6% of the class)
- JEFFREY E. EBERWEIN (CIK 0001548312): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 152,152; sole dispositive power 152,152; aggregate amount beneficially owned 152,152 (6% of the class)
- STAR VALUE, LLC (CIK 0001956407): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 152,152; sole dispositive power 152,152; aggregate amount beneficially owned 152,152 (6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.20 per share
Name of issuer: Servotronics, Inc.
Address of issuer's principal executive offices: 1110 Maple Street, Elma, New York (NY), 14059-9573
Comment: The following constitutes Amendment No. 5 ("Amendment No.5") to the Schedule 13D filed by the undersigned on November 14, 2022 (the "Schedule 13D"). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On March 25, 2025, Star Equity Fund in a press release ("March 2025 PR") articulated its belief that the strategic review announced by the Issuer, is a good initial step, but that the Issuer must run a thorough and competitive process focused on maximizing value. Star Equity Fund emphasized that it will continue to monitor the strategic review progress in order for the Issuer to be a thriving, well regarded company, where customers, employees, and shareholders all benefit.

The March 2025 PR also relayed Star Equity Fund's belief that its prior press releases, filings, and open letters to the Issuer's board of directors ("SVT Board"), as well as repeated public requests and actions regarding the board's composition and divestiture of non-core divisions prompted the Issuer to take some shareholder friendly steps, including the addition of independent directors, resignation of non-qualified directors, termination of the Issuer's poison pill, and divestiture of the Issuer's non-core consumer products division.

The foregoing description of the press release is qualified in its entirety by reference to the full text of the press release, which is attached hereto as Exhibit 99.11 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following:

99.11 Press Release, dated March 25, 2025

## Signatures
- STAR EQUITY FUND, LP: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager of Star Equity Fund GP, LLC, the general partner of Star Equity Fund LP (03/25/2025)
- STAR EQUITY FUND GP, LLC: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager (03/25/2025)
- STAR INVESTMENT MANAGEMENT, LLC: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager (03/25/2025)
- STAR EQUITY HOLDINGS, INC.: /s/ Richard K. Coleman, Jr., Richard K. Coleman, Jr., Chief Executive Officer (03/25/2025)
- JEFFREY E. EBERWEIN: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein (03/25/2025)
- STAR VALUE, LLC: /s/ Richard K. Coleman, Jr., Richard K. Coleman, Jr., CEO of Star Equity Holdings, Inc., the sole member of Star Value, LLC (03/25/2025)